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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 8 )*

                               SUCCESSORIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    864591102
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                           Marshall E. Eisenberg, Eeq.
                            Neal, Gerber & Eisenberg
                            Two North LaSalle Street
                            Chicago, Illinois 60602
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               November 19, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement of Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.12d-1(f) or 240.13d-1(g), check the following box / /.

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Sections 240.13d-7(b) for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (continued on following pages)

                                Page 1 of 8 Pages
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--------- ----------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Jack Miller Family Limited Partnership #1
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) /x/
                                                                (b) / /
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY

--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS*
          OO
--------- ----------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                                / /
--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORIGIN
          Delaware
--------------------------- ---- -----------------------------------------------
                             7   SOLE VOTING POWER
                                 2,564,497
     NUMBER OF              ---- -----------------------------------------------
      SHARES                 8   SHARED VOTING POWER
   BENEFICIALLY                  0
   OWNED BY EACH            ---- -----------------------------------------------
     REPORTING               9   SOLE DISPOSITIVE VOTING POWER
    PERSON WITH                  2,564,497
                            ---- -----------------------------------------------
                            10   SHARED DISPOSITIVE VOTING POWER
                                 0
--------- ----------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,564,497
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                            / /
--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          25.5% (See Item 5)
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
          PN
--------- ----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                Page 2 of 8 Pages
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--------- ----------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Jack Miller, not individually but solely as trustee of the
          Jack Miller Trust Dated January 18, 1984
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) /x/
                                                                (b) / /
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY

--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS*
          N/A
--------- ----------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                                / /
--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORIGIN

          United States
--------------------------- ---- -----------------------------------------------
                             7   SOLE VOTING POWER
                                 255,136
     NUMBER OF              ---- -----------------------------------------------
      SHARES                 8   SHARED VOTING POWER
   BENEFICIALLY                  0
   OWNED BY EACH            ---- -----------------------------------------------
     REPORTING               9   SOLE DISPOSITIVE VOTING POWER
    PERSON WITH                  255,136
                            ---- -----------------------------------------------
                            10   SHARED DISPOSITIVE VOTING POWER
                                 0
--------- ----------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          255,136
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                        / /
--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          2.7% (See Item 5)
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
          OO
--------- ----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                Page 3 of 8 Pages

--------- ----------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Jack Miller
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) /x/
                                                                (b) / /
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY

--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS*
          N/A
--------- ----------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                                / /
--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORIGIN
          United States
--------------------------- ---- -----------------------------------------------
                             7   SOLE VOTING POWER
                                 13,000
     NUMBER OF              ---- -----------------------------------------------
      SHARES                 8   SHARED VOTING POWER
   BENEFICIALLY                  5,331
   OWNED BY EACH            ---- -----------------------------------------------
     REPORTING               9   SOLE DISPOSITIVE VOTING POWER
    PERSON WITH                  13,000
                            ---- -----------------------------------------------
                            10   SHARED DISPOSITIVE VOTING POWER
                                 5,331
--------- ----------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          18,331
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                /x/
          See Item 5
--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          0.2% (See Item 5)
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
          IN
--------- ----------------------------------------------------------------------

                                Page 4 of 8 Pages
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         This Amendment No. 8 to Schedule 13D is filed for the purpose of updating various information contained in Amendment No. 7 to Schedule 13D filed jointly on April 24, 2001 ("Amendment No. 7") by the following persons (each, a "Reporting Person"): the Jack Miller Family Limited Partnership #1 (the "Limited Partnership"), Jack Miller, not individually but solely as trustee of the Jack Miller Trust Dated January 18, 1984 (the "Trust"), and Jack Miller ("Mr. Miller"). Except as specifically amended hereby, all other provisions of Amendment No. 7 remain in full force and effect. Capitalized terms used and not otherwise defined herein have the same meanings ascribed to them in Amendment No. 7.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On each of April 30, July 31 and October 31, 2001, the Limited Partnership was paid dividends on the Series A and Series B Preferred Stock which it owns. In accordance with the terms of the Series A and Series B Preferred Stock, such dividends were paid in the form of Common Stock, resulting in the issuance of an aggregate of 72,676 shares of Common Stock to the Limited Partnership.

ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER.

        (a)  Aggregate Number/Percentage of Common Stock Beneficially Owned:

                 the Limited Partnership:        2,564,497 shares/25.5%
                 the Trust:                      255,136 shares/2.7%
                 Mr. Miller:                     18,331 shares/0.2%

         The ownership percentages set forth above are based upon 9,313,884 shares of Common Stock issued and outstanding on October 31, 2001.

         The 2,564,497 shares of Common Stock reported as beneficially owned by the Limited Partnership include 412,371 shares of Common Stock, which are issuable upon conversion of 412,371 shares of Series A Preferred Stock, and 317,460 shares of Common Stock, which are issuable upon conversion of 50,000 shares of Series B Preferred Stock. Of the 18,331 shares of Common Stock reported as beneficially owned by Mr. Miller, 13,000 represent shares of Common Stock which may be acquired pursuant to stock options which are immediately exercisable.

         The aggregate number of shares of Common Stock reported as beneficially owned by Mr. Miller does not include shares owned by various trusts for the benefit of members of Mr. Miller's family, as to which Mr. Miller disclaims beneficial ownership. Specifically, (i) the Harvey L. Miller Trust Dated January 21, 1983, a trust for the benefit of Mr. Miller's brother and members of his brother's family, owns 172,437 shares of Common Stock and 50,000 shares of Series B Preferred Stock which currently are convertible into 317,460 shares of Common Stock, (ii) the Judith N. Bernstein 1994 Trust, a trust for the benefit of Mr. Miller's daughter and members of her family, owns 21,769 shares of Common Stock, and (iii) TWS Investment Group, L.P., a partnership in which Mr. Miller's daughter and members of her family directly or indirectly serve as partners, owns 21,769 shares of Common Stock. Mr. Miller's beneficial ownership of Common Stock also does not include shares which are owned by certain of Mr. Miller's business associates and/or trusts for their benefit and for the benefit of their families, as to which Mr. Miller disclaims beneficial ownership. Specifically,
(i) the Howard I. Bernstein Declaration of Trust Dated April 28, 1987 owns 51,803 shares of Common Stock and 82,474 shares of Series A Preferred Stock which currently are convertible into 82,474 shares of Common Stock, and (ii) Eric Achepohl owns 5,184 shares of Common Stock and 8,247 shares of Series A Preferred Stock which currently are convertible into 8,247 shares of Common Stock.

        (b) Each Reporting Person has sole voting and dispositive power with respect to all of the shares reported as beneficially owned by it or him, except that Mr. Miller shares voting and dispositive power with respect to 5,331 shares of Common Stock with his wife, Goldie Wolfe. Ms. Wolfe, a United

                              Page 5 of 8 Pages
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States citizen, is a commercial real estate broker with Insignia/ESG. Her business address is 311 South Wacker Drive, Suite 400, Chicago, Illinois 60606. During the last five years, Ms. Wolfe has not been convicted in a criminal proceeding and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws on finding any violation with respect to such laws.

         (c) During the past 60 days, none of the Reporting Persons has effected any transactions in the Common Stock other than the transactions described in
Item 3 hereof.

        (d)   None.

        (e)   Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         In connection with the Limited Partnership's purchase of Series A Preferred Stock, the Limited Partnership and the other holders of Series A Preferred Stock entered into a Registration Rights Agreement with the Issuer dated May 28, 1999, which provides the holders of Series A Preferred Stock with certain rights to require the Issuer to register for sale the shares of Common Stock issuable to such holders (i) upon conversion of the Series A Preferred Stock, or (ii) as dividends in respect of the Series A Preferred Stock (and, upon conversion, in respect of the Common Stock). The Registration Rights Agreement also provides that, as long as any shares of the Series A Preferred Stock remain outstanding, the Issuer shall use its best efforts to nominate to the Board of Directors of the Issuer one (1) person designated by the majority of the outstanding Series A Preferred Stock, and the Issuer agrees to take all actions necessary and use all reasonable endeavors to ensure such designee's election to the Board. Mr. Miller has served as the designee of the holders of the Series A Preferred Stock since May 28, 1999.

         In connection with the Limited Partnership's purchase of Series B Preferred Stock, the Registration Rights Agreement was amended on October 18, 1999 to (i) grant to the holders of the Series B Preferred Stock all of the same rights and privileges previously granted to the holders of the Series A Preferred Stock, and (ii) obligate the Issuer to use its best efforts to elect to the Issuer's Board of Directors a total of three (3) persons nominated by a majority of the holders of the Series A and Series B Preferred Stock, voting together as a separate class. Mr. Miller has continued to serve as a designee of the holders of the Series A and Series B Preferred Stock and such holders have not yet designated their other two (2) nominees for election to the Board of Directors of the Issuer. In addition, in connection with the Issuer's sale of Series B Preferred Stock (i) several persons resigned from the Issuer's Board of Directors, (ii) the Issuer agreed to reduce the size of its Board of Directors to seven (7) members, and (iii) Jack Miller was elected as Chairman of the Board of the Issuer.

         The Issuer has entered into a Retainer Agreement with Mr. Miller for the purpose of compensating Mr. Miller for those services he performs for the Issuer that are above and beyond the duties and services performed by him in his role as Chairman of the Board of the Issuer. Pursuant to the terms of the Retainer Agreement, commencing with the fiscal year which begins on February 3, 2002, Mr. Miller will be entitled to receive an annual retainer fee equal to $100,000, to be paid in shares of Common Stock pursuant to the terms of and under the Issuer's Amended and Restated Stock Option Plan ("Plan"). The retainer will be paid in quarterly installments based upon a price per share equal to the trailing ten-day average closing price of the Common Stock on the Nasdaq National Market prior to the end of the quarter for which such shares are issued.

         Under the Retainer Agreement, commencing with the 2002 fiscal year, Mr. Miller will also be eligible to receive an annual bonus in an amount determined by the Issuer's Board of Directors. Such bonus will be paid in shares of Common Stock pursuant to and under the Plan, based upon the trailing ten-day average closing price of the Common Stock on the Nasdaq National Market prior to the end of the fiscal year. The bonus will be based upon the same specific performance standards and criteria that are used to determine the bonus earned by and payable to the Issuer's Chief Executive Officer, and will be payable at the same time that the Issuer pays its Chief Executive Officer his annual bonus.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        A. Agreement to File Amendment to Schedule 13D pursuant to Rule 13d-1(k) promulgated under the Act (previously filed as Exhibit A to Amendment No. 2 to Schedule 13D (filed on July 31, 2000) and incorporated herein by reference).

        B. Retainer Agreement, dated as of April 17, 2001, by and between Jack Miller and Successories, Inc.

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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 19, 2001

                                   JACK MILLER FAMILY LIMITED PARTNERSHIP #1

                                   By:   Jack Miller Trust Dated
                                         January 18, 1984, its general partner


                                   By:   /s/  JACK MILLER
                                         ---------------------------------------
                                         Jack Miller,  not  individually but
                                         solely as trustee of the general
                                         partner



                                         /s/ JACK MILLER
                                   ---------------------------------------------
                                   Jack Miller, not individually but solely
                                   as trustee of the Jack  Miller Trust
                                   Dated January 18, 1984


                                         /s/  JACK MILLER
                                   ---------------------------------------------
                                                   Jack Miller